

SEC
Mail Processing
Section

MAY 23 2013

Washington DC
401



13031853

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Asante Capital Group Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2nd Floor, Berkeley Square House, Berkeley Square
(No. and Street)

London	**United Kingdom**	**W1J 6BD**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr Warren Thirkell Hibbert **+44 79 5258 8464**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	**New York**	**NY**	**10036-2602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Mr Warren Thirkell Hibbert**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Asante Capital Group Advisors LLC**, as of **March 31**, 20**13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO

by the above named deponent
at London, England, this 21st
day of May 20 13
BEFORE ME,

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

Signature

CEO
Title

Notary Public

D.N.L. FAWCETT
NOTARY PUBLIC
MY COMMISSION EXPIRES
WITH LIFE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Asante Capital Group Advisors LLC

(formerly, ACG Advisors, LLC)

Statement of Financial Condition

March 31, 2013

This report is filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a PUBLIC document

Contents

McGladrey LLP



Independent Auditor's Report

To the Manager
Asante Capital Group Advisors LLC
(formerly, ACG Advisors, LLC)
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Asante Capital Group Advisors LLC (the "Company") as of March 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Asante Capital Group Advisors LLC as of March 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
May 16, 2013

Asante Capital Group Advisors LLC
(formerly, ACG Advisors, LLC)

Statement of Financial Condition
March 31, 2013
(amounts expressed in U.S. dollars)

ASSETS	
Cash	$ 35,127
Receivable From Affiliates	8,100
Prepaid Expenses	6,489
Total assets	$ 49,716
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 20,289
Total liabilities	20,289
Member's Equity	29,427
Total liabilities and member's equity	$ 49,716

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Description of Business: Asante Capital Group Advisors LLC (the "Company"), formerly ACG Advisors, LLC, a Delaware limited liability company, was formed in June 2010. The Company became a broker-dealer in September 2011 and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company is currently exempt from the provisions of Rule 15c3-3 of the SEC based on Paragraph (k)(2)(i) of the rule.

On April 1, 2012, the Company's entire Member's Interest was acquired by Asante Capital Limited ("Parent"), a UK affiliated entity. The ultimate parent entity of the group is Asante Capital Group LLP ("ACG LLP"), a UK entity regulated by the Financial Conduct Authority.

On April 3, 2013, the Company gained permission from FINRA to change its name from ACG Advisors, LLC to Asante Capital Group Advisors LLC. This name change was approved by the State of Delaware on April 12, 2013.

Significant accounting policies are:

Basis of Presentation: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Foreign Currency: The statement of financial condition is presented in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Use of Estimates: The preparation of the statement of financial condition in conformity with GAAP in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash represents bank demand deposits.

Prepaid Expenses: The Company makes payments for certain expenses such as insurance in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Expenses and Liabilities: All costs and expenses are recorded on the accrual basis.

Income Taxes: The Company is a single-member limited liability company and has elected to be taxed as a "C Corp" for federal income tax purposes. The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Accounting for Income Taxes. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statements and income tax bases of assets and liabilities using the enacted statutory rates.

(amounts expressed in U.S. dollars)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. At March 31, 2013, the Company had deferred tax asset of approximately $13,000 for operating losses. The Company fully provided a valuation allowance against this asset; as such, no deferred tax asset has been recognized. The difference between the income tax provision at the federal statutory income tax rate and the income tax provision shown in the accompanying statement of operations is principally due to the utilization of prior year's loss carry forwards for which a valuation allowance had been provided.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended March 31, 2013, management has determined that there are no uncertain tax positions. All periods since inception (2011 and 2012) are subject to tax examinations by U.S. federal, state and local tax authorities.

Note 2. Related Party Transactions

The Company entered into an expense allocation agreement ("Agreement") with ACG LLP. The allocation of expense is based on revenue split as identified in the Agreement. At March 31, 2013, the Company had a receivable of $8,100 from ACG LLP. There is a high level of integration of the Company's activities and operations with the ultimate parent and the accompanying financial statements are indicative of the Company's current financial condition and results of operations as part of that group.

Note 3. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under the net capital rule, during its first year of operations the Company was required and did meet a ratio of aggregate indebtedness to net capital of 8 to 1. Subsequent to its first year of operations, SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2013, the Company had net capital of $14,838, which was $9,838 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.37 to 1.

Note 5. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

